# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: STEELE BANCORP INC, CIK 0000779227
CUSIP: 857937106
Title of class of securities: Common Stock, $1.00 par value per share
Address of issuer's principal executive offices: 250 E. CHESTNUT STREET, MIFFLINBURG, Pennsylvania (PA), 17844
Date of event which requires filing of this statement: 04/30/2026
Filed by CIK 0002129830
Persons authorized to receive notices and communications: Jeffrey J. Kapsar, 250 East Chestnut Street, Mifflinburg, Pennsylvania (PA), 17844, (507) 966-1041

## Reporting persons
- Steele John Donald Jr. (CIK 0002129830): type of reporting person: individual (IN); citizenship or place of organization: Pennsylvania (PA); source of funds: other (OO); sole voting power 406,630; shared voting power 0; sole dispositive power 406,630; shared dispositive power 0; aggregate amount beneficially owned 406,630 (11.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $1.00 par value per share
Name of issuer: STEELE BANCORP INC
Address of issuer's principal executive offices: 250 E. CHESTNUT STREET, MIFFLINBURG, Pennsylvania (PA), 17844

## Item 2. Identity and Background
Name of person filing: John Donald Steele, Jr.
Residence or business address: 445 Augusta Drive, Selinsgrove, PA 17870
Present principal occupation or employment: Chairman of the Board of Directors of the Issuer and its subsidiary, Central Penn Bank & Trust, 250 East Chestnut Street, Mifflinburg, PA 17844
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Shares acquired in exchange for shares of Northumberland Bancorp ("Northumberland") in connection with the merger of Northumberland with and into the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction: See, response to Item 3(a)

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 406,630 shares; 11.93%
Number of shares as to which each person has sole or shared power to vote or dispose: 406,630
Transactions in the class effected during the past sixty days: None
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable

## Signatures
- Steele John Donald Jr.: /s/ John Donald Steele, Jr., John Donald Steele, Jr. (04/30/2026)